Exhibit (j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 142 to Registration Statement No. 33-73404 on Form N-1A of our report dated May 23, 2018, relating to the financial statements and financial highlights of Money Market Fund, Municipal Money Market Fund, U.S. Government Money Market Fund, and U.S. Government Select Money Market Fund, appearing in the Annual Reports on Form N-CSR for Northern Funds as of and for the year ended March 31, 2018, and to the references to us under the heading “Financial Highlights” in the Prospectus and on page 1 and under the headings “Counsel and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois

September 14, 2018